EXHIBIT (a)(8)

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.

ARTICLES SUPPLEMENTARY

Neuberger Berman Real Estate Securities Income Fund Inc., a Maryland corporation and a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “Fund”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Board of Directors of the Fund (the “Board of Directors” which term as used herein shall include any duly authorized committee of the Board of Directors) has, by resolution, reclassified 375 authorized and unissued Series A Auction Preferred Shares, 375 authorized and unissued Series C Auction Preferred Shares, 375 authorized and unissued Series G Auction Preferred Shares and 375 authorized and unissued Series H Auction Preferred Shares as authorized and unissued shares of common stock.

SECOND: Following the aforesaid reclassification of shares of capital stock as set forth in Article FIRST hereto, the Fund will be authorized to issue nine hundred ninety nine million nine hundred seventy eight thousand eight hundred eighty (999,978,880) shares of common stock, two thousand six hundred twenty five (2,625) shares of Series A Auction Preferred Shares, two thousand six hundred twenty five (2,625) shares of Series C Auction Preferred Shares, two thousand six hundred twenty five (2,625) shares of Series G Auction Preferred Shares and two thousand six hundred twenty five (2,625) shares of Series H Auction Preferred Shares. No other class or series of preferred stock of the Fund is affected by these Articles Supplementary.

THIRD: The shares of common stock of the Fund reclassified hereby shall be subject to all of the provisions of the Fund’s Articles of Incorporation, as amended from time to time (the “Charter”), relating to shares of common stock of the Fund generally and shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and (subject to the purposes of the Fund) terms or conditions of redemption set forth in Article SIXTH of the Charter.

FOURTH: The common stock has been reclassified by the Board of Directors pursuant to the authority contained in the Charter of the Fund.

FIFTH: Pursuant to Section 2-208 of the Maryland General Corporation Law, these Articles Supplementary shall become effective immediately upon filing with the State Department of Assessments and Taxation of Maryland.

IN WITNESS WHEREOF, Neuberger Berman Real Estate Securities Income Fund Inc. has caused these presents to be signed on March 10, 2023 in its name and on its behalf by its President or a Vice President and witnessed by its Secretary or Assistant Secretary.

Neuberger Berman Real Estate Securities Income Fund Inc.

By:	/s/ Brian Kerrane
Name: Brian Kerrane
Title: Vice President

Witness:

By:	/s/ Corey Issing
Name: Corey Issing
Title: Chief Legal Office

The undersigned President or a Vice President of Neuberger Berman Real Estate Securities Income Fund Inc., who executed on behalf of the Fund the foregoing Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Fund the foregoing Articles Supplementary to be the corporate act of the Fund, and states under penalties of perjury that to the best of his knowledge, information and belief the matters and facts set forth therein with respect to the authorization and approval thereof are true in all material respects.

By:	/s/ Brian Kerrane
Name: Brian Kerrane
Title: Vice President